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                                                                    EXHIBIT 99.1

FOR IMMEDIATE RELEASE

Press Contact:    Gwen Fisher                     Investor Contact: Laura Jordan
                  (908)423-6154                                    (908)423-5185

MERCK COMPLETES ACQUISITION OF ROSETTA INPHARMATICS, INC.

         Whitehouse Station, N.J., July 19, 2001 - Merck & Co., Inc. (NYSE: MRK) announced today that it has completed its acquisition of Rosetta Inpharmatics, Inc. (NASDAQ: RSTA) in a tax-free reorganization.

         Each share of Rosetta stock has been converted into 0.2352 shares of Merck stock. The transaction has a net equity value of approximately $540 million.

         To promote the continued success of Rosetta's highly skilled team, Merck will maintain Rosetta as a wholly owned subsidiary, reporting to Anthony Ford-Hutchinson, Ph.D., executive vice president, worldwide basic research, Merck Research Laboratories (MRL). Stephen Friend, M.D., Ph.D., formerly Rosetta's chairman and chief executive officer, will be joining Merck as president of Rosetta, and vice president, basic research, MRL. Merck will keep Rosetta's existing facilities in Kirkland and Bothell, Wash. The organization will continue to operate under the name Rosetta Inpharmatics, Inc.

         "We're extremely pleased to have Rosetta now as part of Merck Research Laboratories," said Dr. Ford-Hutchinson. "Rosetta will be a tremendous asset in helping Merck more efficiently analyze gene data to predict how medical compounds will interact with different kinds of cells in the body, therefore potentially allowing Merck scientists to more accurately select drug targets and speed up the development process."

ABOUT MERCK

         Merck & Co., Inc. is a leading, research-driven pharmaceutical products and services company. Merck discovers, develops, manufactures and markets a broad range of innovative products to improve human and animal health, directly and through its joint

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ventures. Merck-Medco manages pharmacy benefits for employees, insurers and other plan sponsors, encouraging the appropriate use of medicines and providing disease management programs. Through these complementary capabilities, Merck works to improve the quality of life and contain overall health care costs.

         This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. No forward-looking statement can be guaranteed, and actual results may differ materially from those projected. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this document should be evaluated together with the many uncertainties that affect our businesses, particularly those mentioned in the cautionary statements in Item 1 of our Form 10-K for the year ended Dec. 31, 2000, and in our periodic reports on Form 10-Q and Form 8-K (if any) which we incorporate by reference.


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